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As filed with the Securities and Exchange Commission on April 21, 2006

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) of the Securities
Exchange Act of 1934
 (Amendment No. 3)

Schering Aktiengesellschaft
(Name of Subject Company (issuer))

Dritte BV GmbH
Bayer Aktiengesellschaft
(Name of Filing Persons (offerors))

Ordinary Shares,
no par value
(Title of Class of Securities)
DE0007172009
(CUSIP Number of Class of Securities)

American Depositary Shares
(each representing one Ordinary Share)
(Title of Class of Securities)
806585204
(CUSIP Number of Class of Securities)

Dr. Roland Hartwig
Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
+49 (214) 3081195

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
With copies to:

Charles Nathan, Esq. John E. Sorkin, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200	Dr. Joachim von Falkenhausen Stefan Widder Latham & Watkins LLP Warburgstrasse 50 20354 Hamburg, Germany +49 (40) 414030

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$19,860,767,584.80	$2,125,102.13

*
Estimated for purposes of calculating the amount of the filing fee only. The calculation of the transaction valuation assumes the purchase of 191,000,875 bearer shares, no par value per share ("Shares"), of Schering Aktiengesellschaft ("Schering") (including those Shares represented by American Depositary Shares ("ADSs")), at a purchase price of EUR 86.00 per Share in cash, converted into U.S. dollars at the noon buying rate as published by the Federal Reserve Bank of New York on April 10, 2006 of EUR 1 = $1.2091. Such number of Shares represents the number of Shares (including Shares represented by ADSs) issued and outstanding as of April 11, 2006 and excludes Shares held by Schering in treasury.

☒
Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,125,102.13
Form or Registration No.:	Schedule TO
Filing Party:	Dritte BV GmbH Bayer Aktiengesellschaft
Date Filed:	April 13, 2006
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.
☐
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 to Schedule TO (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO, as amended through the date hereof (as amended, the "Statement"), originally filed with the Securities and Exchange Commission (the "SEC") on April 13, 2006 by Dritte BV GmbH, a limited liability company organized under the laws of the Federal Republic of Germany (the "Bidder") and a wholly-owned subsidiary of Bayer Aktiengesellschaft, a stock corporation organized under the laws of the Federal Republic of Germany ("Bayer"), and Bayer, relating to a tender offer by Bidder to purchase all of the issued and outstanding bearer shares, no par value (the "Shares"), including those Shares represented by American Depositary Shares ("ADSs"), of Schering Aktiengesellschaft, a stock corporation organized under the laws of the Federal Republic of Germany ("Schering"), at a purchase price of EUR 86.00 per Share in cash. The terms and conditions of the offer (as it may be amended or supplemented from time to time, the "Offer") are described in the Offer Document, published April 13, 2006 (the "Offer Document"), a copy of which was orginally filed as Exhibit (a)(1)(A), and, where applicable, the related U.S. Declaration of Acceptance and ADS Letter of Transmittal and the instructions thereto, copies of which were originally filed as Exhibits (a)(1)(B) and (C), to the Statement. Except as otherwise indicated, the information set forth in the Statement remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

        Items 1-11 of the Statement, to the extent such Items incorporate by reference the information contained in the Offer Document, are hereby amended as follows:

        In connection with Section 7.2 of the Offer Document ("Status of the Antitrust Proceedings") the Bidder discloses the following:

        "The waiting period under the HSR Act applicable to the purchase of the Schering Shares, including Schering Shares represented by Schering ADSs, expired on April 20, 2006. The expiration of the waiting period under the HSR Act satisfies the condition precedent set forth in clause (ii) of Section 6.1.2 of this Offer Document. The Offer remains subject to the condition set forth in clause (i) of Section 6.1.2 of the Offer Document, which has not yet been satisfied, that the proposed acquisition have been cleared, or deemed to have been cleared, by the European Commission."

        Item 11 of the Statement is amended and supplemented by adding the following to the end thereof:

        "On April 21, 2006, the Bidder issued a press release announcing that the waiting period under the HSR Act applicable to the purchase of Schering Shares, including Schering Shares represented by Schering ADSs, expired. The expiration of the waiting period under the HSR Act satisfies the condition precedent set forth in clause (ii) of Section 6.1.2 of the Offer Document. The Offer remains subject to the condition set forth in clause (i) of Section 6.1.2 of the Offer Document, which has not yet been satisfied, that the proposed acquisition have been cleared, or deemed to have been cleared, by the European Commission. A copy of the press release is filed as Exhibit (a)(5)(H) to the Statement and is incorporated herein by reference."

Item 12 of the Statement is hereby amended and supplemented by adding the following thereto:

(a)(5)(F)	Letters to the editors of the Berliner Morgenpost and DieWelt.
(a)(5)(G)	English summary of speech by the Chairman of the Executive Board of Schering AG on April 19, 2006 as posted on the intranet of Bayer AG
(a)(5)(H)	Press Release issued by the Bidder on April 21, 2006

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: April 21, 2006

Bayer Aktiengesellschaft
By:	/s/ DR. ROLAND HARTWIG Name: Dr. Roland Hartwig Title: General Counsel
By:	/s/ DR. ALEXANDER ROSAR Name: Dr. Alexander Rosar Title: Head of Investor Relations
Dritte BV GmbH
By:	/s/ DR. ARMIN BUCHMEIER Name: Dr. Armin Buchmeier Title: Managing Director

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SIGNATURE